Exhibit 10.24

VIA MAIL AND E-MAIL – rnichols@sunamericanbank.com

March 5, 2007

Mr. Robert Nichols

Executive Vice President

       And Chief Financial Officer

Sun American Bank

1200 N. Federal Highway

Suite 111

Boca Raton, FL 33432

Re: Federal Funds Purchased Liquidity Facility

Dear Rob:

Upon review of your bank’s performance, IBB is pleased to increase the overnight Federal Funds Purchased Accommodation in favor of Sun American Bank to a maximum of $10,000,000 unsecured, allowing you to purchase funds at our daily “federal funds purchased” rate.

This facility is subject to market conditions and ongoing financial analysis of your bank’s quarterly Call Reports, which you should furnish us should IBB request it by either mail or phone. The facility does not represent a contractual obligation of IBB.

As you are aware, this is a liquidity facility for short term use. If you need core deposits or long term borrowings, we would encourage your discussing your funding situation with us to explore possible alternatives.

We look forward to meeting your ongoing needs as they arise.

Very truly yours,	Acknowledged and Accepted By:

/s/ M. Donald Streaker
M. Donald Streader	/s/ Robert Nichols
Vice President	Name & Title
Correspondent Lending Services

MDS/sv	March 8, 2007
Date